UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 23, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 23, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony strengthens its executive team
Johannesburg. Wednesday, 22 July. Harmony Gold Mining Company Limited (Harmony) is pleased to announce the appointments of two new executive members, Leon le Roux as Executive: Risk Management and Engineering and Melanie Naidoo-Vermaak as Executive: Environment who assumed their responsibilities in July 2009.
Le Roux has nearly 30 years experience in the mining industry. He began his career at Vaal Reefs as a learner official in engineering in 1979. After obtaining his GCC (Mines and Works) in 1983 he worked as engineer on various AngloGold operations. After resigning as Engineering Manager in 1999, Le Roux joined ARMgold at its formation. At ARMgold he held various management positions and was later seconded to ARMplatinum. Le Roux joined Harmony when ARMgold merged with the company in 2003. After holding numerous management positions at Harmony and most recently group engineer for the north region, Le Roux was appointed to the executive team.
Naidoo-Vermaak, an MSc graduate, is an experienced environmental specialist who has worked for both the private sector in mining, as well as the public sector in the Departments of Water Affairs and Forestry and the Minerals and Energy respectively. She has spent 10 years in this discipline and as part of her portfolio of experience, Naidoo-Vermaak has international environmental management exposure gained in Australia, Papua New Guinea, Fiji as well as Africa. She has held various positions at some of the leading mining companies, including BHP Billiton, Anglo American PLC in London and De Beers Consolidated Mines Limited.
Harmony’s Chief Executive, Graham Briggs says, “We welcome both Leon and Melanie to our very dynamic executive team and we are confident that each of them will add value and strengthen the leadership in their designated areas of responsibility to drive Harmony to greater heights. We wish them success in their new positions.”
Issued by Harmony Gold Mining Company Limited
22 July 2009
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228